Exhibit 3.6

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION

OF

Jupiter Neurosciences, Inc.

Jupiter Neurosciences, Inc. (the “Corporation”), a corporation organized and existing under the Delaware General Corporation Law (the “DGCL”), hereby certifies as follows:

FIRST: The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware is January 1, 2016 (as amended to date, the “Certificate”).

SECOND: The Certificate is hereby amended as follows:

1.	A new Section 4(d) is hereby added to the Certificate immediately following Section 4(c) of the Certificate, and providing as follows:

(d) Forward Split. Upon the effectiveness of this Certificate of Amendment (the “Effective Time”), each share of the Common Stock issued and outstanding at the Effective Time (collectively, the “Pre-Split Common Stock”) shall automatically and without any action on the part of the holder thereof be subdivided and reclassified such that each one (1) share of the Common Stock issued and outstanding as of the Effective Time shall become three and three quarters (3 ¾) shares of Common Stock (i.e., a 3.75-for-one forward split), provided that any resulting fractional shares of Common Stock shall be rounded up to the nearest whole share of Common Stock (the “Forward Split”). Each certificate that immediately prior to the Effective Time represented shares of Pre-Split Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined and reclassified as a result of the Forward Split. The number of authorized shares of Common Stock, and the par value per share of Common Stock, shall not be affected by the Reverse Split, other than as set forth in this Certificate of Amendment.

2.	At the time of the effectiveness of this Certificate of Amendment and the Forward Split, Section IV(a) of the Certificate is hereby amended and restated in its entirety to provide as follows:

Classes and Number of Shares. The total number of shares of all classes of stock, which the Corporation shall have authority to issue shall be One Hundred and Twenty Five Million (125,000,000) shares of common stock, par value of $0.0001 per share (the “Common Stock”) and Five Million (5,000,000) shares of preferred stock, par value of $0.0001 per share (the “Preferred Stock”).

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THIRD: This Certificate of Amendment to the Certificate of Incorporation was duly adopted and approved by the Board of Directors of the Corporation in accordance with Section 242 of the DGCL. Pursuant to Section 242(d)(1) of the DGCL, the approval of the stockholders of the Corporation is not required.

FOURTH: The remaining provisions of the Certificate not affected by the aforementioned amendments shall remain in full force and not be affected by this Certificate of Amendment.

The effective date of this Certificate of Amendment to the Certificate of Incorporation shall be upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 27th day of March, 2024.

Jupiter Neurosciences.

By:	/s/ Christer Rosen
Name:	Christer Rosen
Title:	Chief Executive Officer

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